Option Exchange Offer Informational Presentation Presented by Shlomi Aizenberg, COO November 15, 2022 Exhibit (a)(1)(xii)

Overview

Option Overview Our Compensation Philosophy Stock options are a key component of our incentive and retention program, and we have offered them broadly, at all employee levels, since Playtika went public in January 2021. We believe options encourage employees to act like owners of the business by: Motivating us to work toward our collective success Rewarding employees’ contributions by allowing them to benefit in the growth of Playtika’s value

Option Overview Underwater Options Playtika’s share price has declined over recent years, leaving stock options “underwater” (the current share price is below the option exercise price) Strike prices of options granted in this period range from ~$12.07 to ~$28.35 Feb. 7, 2022 repriced options strike price = $18.71 Nov 1, 2022

Option Overview Exchange Program Playtika is offering a voluntary, one-time opportunity for eligible stock option holders to exchange underwater options for a smaller number of new RSUs. If you participate in the exchange offer, you will receive 1 RSU for each 2.5 shares underlying a stock option you hold There is no obligation to participate in the exchange offer If you elect to participate in the exchange – which can be done on a grant-by-grant basis – at the end of the exchange (December 12*): Stock options you elect to surrender will be cancelled Replacement RSUs will be granted A new grant agreement will be provided through Shareworks *unless extended

Program Details

Option Exchange Program Details Exchange Provision Details Who is eligible? Generally, you are an active service provider of Playtika or any of its majority-owned subsidiaries on the date this offer commences and remain an active service provider through the completion of the Option Exchange. Which stock options are eligible for exchange? In order to be eligible for exchange: The stock options were granted prior to November 10, 2022, under our 2020 Incentive Award Plan (the “2020 Plan”); and The stock options are outstanding and unexercised as of the completion date of Option Exchange Can I exchange some or a portion of my stock options? Yes. You may elect to exchange your eligible stock options on a grant-by-grant basis. However, you may elect to exchange either all or none of the shares subject to any given stock option grant. No partial exchanges of an option grant will be permitted. You either exchange all options granted on a certain date, or none of those options. When will I be able to exchange my stock options? The exchange window opened on November 14, 2022 and closes at 9pm Pacific Time on December 12, 2022. What is the grant date of the replacement RSUs? The new, replacement RSUs received in the exchange will have a grant date of December 12, 2022. When will the replacement RSUs vest? In most cases, the new RSUs granted in the Option Exchange will vest over three years in equal quarterly installments over the period beginning completion date of this Option Exchange (expected to be December 12, 2022) and ending on the third-anniversary of the completion date.

Option Exchange Program Exchange Ratio The number of new RSUs received in the exchange will be less than the number of original stock options exchanged The “exchange ratio” is one new RSU (representing the right to receive one share of our common stock) for every 2.5 shares underlying a stock option you hold and surrender pursuant to the Option Exchange. For example, if you hold a stock option to purchase 1,000 shares of Playtika common stock, and you choose to participate in the exchange, you will receive 400 new RSUs. The number of new RSUs will be rounded down to the nearest whole share on a grant-by-grant basis. Fractional RSUs will not be granted in the Option Exchange.

Option Exchange Program Exchange Ratio Example If you a stock option to purchase 1,000 shares, you can elect to exchange them for 400 new RSUs The value that you can realize from the replacement RSUs or your existing stock options depends on Playtika’s future share price and timing of exercise (see table below and next page for illustration) Shares underlying stock option Replacement RSUs Quantity 1,000 400 Strike Price $18.71 N/A Vest Schedule Up to 50% Vested 3 year vesting Growth up to “Break Even” Share Price Growth Above “Break Even” Share Price Stock options have $0 value at less than $18.71 At prices above $18.71, both RSUs and stock options have value, but replacement RSUs have more value Original stock options have greater value than replacement RSUs NOTE: All examples assume strike price of $18.71 share.

The following chart illustrates the crossover or “break even” price - below this price, the new RSUs will provide more value, and above this price, your existing stock options will provide more value (example for illustrative purposes only): Option Exchange Program Exchange Ratio Example Assumes stock option to purchase 1,000 shares were granted @ $18.71 strike price Value of RSUs with Exchange Value of Original Options is Higher “Break Even” Stock Price (~$31 per share)

Option Exchange Program Program Details – Vesting 1 ** Vesting dates may be different based on your jurisdiction. The details of your vesting are disclosed in the election portal and your RSU agreement once granted. Assumes Offer Exchange is not extended beyond December 12, 2022. Jan 15, 2021 Jan 15, 2022 Jan 15, 2023 Jan 15, 2024 Jan 15, 2025 Dec 12, 2022 Exchange Date These options were vested at time of exchange. If you elect to exchange, these options will be cancelled. These options were scheduled to vest by January 15, 2024, a little longer than 2 years away. However, if you exchange your stock options, any replacement RSUs received will vest quarterly over the course of 3 years, starting March 12, 2023, and ending December 12, 2025.** Example: January 15, 2021 Grant Mar 12, 2023 Dec 12, 2023 Dec 12, 2024 Dec 12, 2025

Option Exchange Program Your Choice The choice to participate in the exchange offer is solely up to YOU. If you do not participate in the exchange offer, you will continue to hold your stock options. Although the Playtika board of directors has approved this exchange offer, neither the members of our Board of Directors nor our management will make any recommendation as to whether you should participate in the exchange offer.

Option Exchange Program More Information Today’s meeting is just the first step. We plan to hold group information sessions, either in person or by zoom, depending on your location. We encourage you to attend these meetings where you will have a chance to ask questions. Details regarding these sessions will come in the next few days; look for the invitation in your email.

Making Your Elections

Making Your Elections Overview Your elections can be made through the Option Exchange Program website: https://myoptionexchange.com/ You will be able to do the following: View offer documents and FAQs Elect to exchange eligible options on a grant-by-grant basis View the cross-over point for each eligible option and model the value of your stock options and your new potential RSUs at assumed future stock prices You will receive a confirmation of your elections upon completion You can change your election anytime during the 20-business day offer period Once the Option Exchange has closed, only the final election will be considered Your final elections must be received prior to the Option Exchange deadline of 9pm Pacific Time on Monday, December 12, 2022

1. Go to www.MyOptionExchange.com and click on the link shown on the right to register to create a new user account. Click here to register Making Your Elections MyOptionExchange.com

2. Create a new account using your work e-mail and selecting a password of your choice. Passwords must be a minimum of 8 characters, include both upper and lower case letters, and at least one special character. Making Your Elections MyOptionExchange.com

3. Once you’ve created a new account, log in using your work e-mail and newly-created password. MyOptionExchange utilizes verification identity, so each time you attempt to log in, a verification code will be sent to your work e-mail. The verification code will remain active for approximately 30 minutes, after which a new code will need to be requested. Where your code will be Making Your Elections MyOptionExchange.com

4. If you need a new verification code, click “Resend Code”, otherwise, type in the verification code you received via email. Where your code will be Click this link to resend a verification code Making Your Elections MyOptionExchange.com

5. The homepage has resources as well as information about the exchange. You will want to click the “Change My Elections” button or the “Election Form” tab in order to proceed with making your elections. Making Your Elections MyOptionExchange.com

6. You can now proceed with making your election. Making Your Elections MyOptionExchange.com This drop-down menu will let you select “Exchange” or “Do Not Exchange”

MyOptionExchange.com has tools to model out the value of your options at various potential future share prices based on which grants you choose to exchange. Just click the “Value Calculator” button on the exchange page or the “Value Calculator” tab to access. Making Your Elections MyOptionExchange.com Enter values here to see simulations

7. After making your elections, you will be asked to confirm them through electronic signature. You’ll be sent an email confirmation after you hit “Submit”. Making Your Elections MyOptionExchange.com Once you have read and understood the offering materials, check the two boxes and write your signature, then click submit

8. Once you’ve confirmed your election and are ready to exit your session, click the log-off button Making Your Elections MyOptionExchange.com

Key Dates and Next Steps

Key Dates and Next Steps Summary Date Details November 14, 2022 Commencement of exchange November 14, 2022 to December 12, 2022 Employees can elect whether to exchange options on a grant-by-grant basis through the www.myoptionexchange.com portal December 12, 2022 Exchange window closes at 9pm Pacific Time Exchanged options cancelled Replacement RSUs granted Week of December 18, 2022 Replacement RSU agreements will be available for acceptance in your Shareworks account *unless extended

Appendix

Glossary Key Terms and Definitions Stock Option: The right to buy a share of Playtika’s common stock at a fixed price (called the strike price or exercise price) for a certain period of time. RSU: RSU stands for Restricted Stock Unit. It is a right to receive a fixed number of Playtika shares over a vesting period without paying any exercise price. Shares are issued automatically at the end of each vesting period. Strike Price (or Exercise Price): The price at which Playtika shares can be purchased upon exercise of a stock option. The strike price is set when the option is granted. Underwater Option: A stock option that has a strike price that is higher than the current price of Playtika stock. Underwater options do not have immediate value but can have value in the future if Playtika’s stock price increases above the strike price prior to the expiration of the stock option.

Glossary Key Terms and Definitions Vesting Period (stock options): The amount of time you must remain employed by Playtika in order to vest in the shares underlying a stock option. You may not exercise a stock option to purchase Playtika shares prior to vesting. Vesting Period (RSUs): The amount of time you must remain employed by Playtika in order to vest the RSU and receive shares. Exchange Ratio: The number of shares underlying stock options you will need to exchange for one replacement RSU (e.g., 2.5 shares underlying a stock option for 1 new RSU). Expiration Date: The last possible date you can exercise a stock option. After the expiration date, the stock option is forfeited if you have not previously exercised. Playtika stock options expire ten years from the date of the grant.

Thank you!

Tax Information

Refresher on Israeli Tax

Israeli Tax Overview Capital Gain Track Playtika elected the “Capital Gain Track” through a Trustee when granting equity awards to Israeli’s. The capital gain track provides a significant tax benefit to the employee, since part of the benefit from the sale of the shares will be subject to tax at the rate of 25%* instead of the employee’s marginal tax rate (up to 47%*) and social security and health care (*surplus tax may be added). Equity Awards are taxed upon: Selling the shares or their release from the trustee to the employee’s private account. Vesting of RSU is not a tax event. Exercise and Hold of stock is not a tax event.

Sale Before the 24-month anniversary of grant Violation of the holding period – the total gain from the sale of the shares will be considered as ordinary income and will be subject to a marginal tax rate (47%*) and social security (12% subject to monthly cap). * surplus tax may be added

Sale After the 24-month anniversary of grant Gain will be divided into two parts – Average share price during 30 trading days prior to the date of grant less the Exercise Price Sale price minus Average share price during 30 trading days prior to the date of grant Ordinary income – 47%-59%* Capital income – 25%* * surplus tax may be added

Exchange Offer-Israeli Tax

Israeli Tax Overview Tax Ruling Playtika will seek a tax ruling from the Israeli Tax Authority (ITA) stating that eligible stock option holders participating in the Option Exchange will not be subject to tax as a result of the exchange of stock options for the new RSUs and that the new RSUs will be granted under the Section 102 Capital Gains Track. There can be no assurance when or if the tax ruling from the ITA will be obtained. Playtika does not expect to receive a determination from the ITA before the completion date of the exchange offer. As a result, you will need to consider whether to exchange your eligible options for the grant of new RSUs in the Option Exchange in light of this uncertainty regarding the tax consequences.

Israeli Tax Overview Tax Ruling If the tax ruling is obtained, the taxation of your new RSUs will be under the Section 102 Capital Gains Track. The date of filing of the application for the tax ruling will be the new grant date for Section 102 Capital Gains Track purposes. This means that the 24-month holding period required for tax benefits under the Section 102 Capital Gains Track will be restarted. Also, the calculation of the “ordinary income” portion of the potential gain will be recalculated.

Impact of Option Exchange on Section 102 Awards – No Tax Ruling If the tax ruling is not obtained, this could result in the following tax consequences: The exchange of eligible options for the grant of new RSUs in the Option Exchange may result in a taxable event. In such case, the taxation may be determined in accordance with the value of RSUs granted to you. The ITA may value each RSU as equal to the market price of one share at the date of exchange. Tax will be required to be withheld from the consideration payable to you in the Option Exchange, possibly at ordinary income tax rates The RSUs may not be eligible for favorable tax treatment under the Section 102 Capital Gains Track. In such case, your gains from disposition of shares will be taxed as “ordinary income” at your marginal tax rates (up to 47% + possible surtax of 3%). No tax event is expected at vesting of the RSU.

Austria

Tax Consequences – Austria Option Exchange and Grant of RSUs You will not be subject to tax as a result of the Option Exchange and the grant of the new RSUs. Vesting of RSUs You will be subject to ordinary employment income tax and social insurance contributions (if any) when your new RSUs vest. The taxable amount will be the fair market value of the shares on the vesting date. If certain conditions are met, income derived from an award may be subject to an income tax exemption up to EUR 3,000 per year. See Schedule C, Guide to Tax Issues in Austria in the “Offer to Exchange” document attached to the email you received from Shlomi Aizenberg, dated November 14, 2022, announcing the Option Exchange.

Tax Consequences – Austria Sale of Shares Upon the sale of the shares, you will be subject to additional taxation on the difference between the sale proceeds and your cost basis in the shares (generally, the fair market value of the shares on the vesting date). Any gain is subject to capital gains tax of 27.5%. Income Tax Reporting Requirements You are responsible for reporting any income resulting from the sale of shares and for paying all corresponding taxes. If you hold the shares or cash proceeds from sale of the shares outside of Austria, you may be subject to reporting obligations to the Austrian National Bank. Exchange Control If you sell shares, you may have exchange control obligations if you hold such cash proceeds outside of Austria.

Belarus

Tax Consequences – Belarus Option Exchange and Grant of RSUs You will not be subject to tax as a result of the Option Exchange and the grant of the new RSUs. Vesting of RSUs You will be subject to income tax upon vesting of your new RSUs, on the value of the shares transferred to you at the rate of 13%. The taxable amount will be the fair market value of the shares. Sale of Shares When you sell the shares acquired upon vesting of the new RSUs, you will be subject to income tax at the rate of 13%. The taxable amount will be the increase in value over the fair market value of the shares at vesting.

Tax Consequences – Belarus Reporting Requirements You are required to notify the tax authority no later than 10 business days of becoming a shareholder of Playtika upon vesting of the new RSUs. You must file a tax return in Belarus if you have received foreign sourced income. Exchange Control Information If an eligible option was previously registered at the National Bank of the Republic of Belarus (“NBRB”) website, you must submit on the NBRB website information on the full fulfillment of obligations under the eligible option no later than 15 calendar days from the completion date of the offer (currently expected to be December 12, 2022).

Finland

Tax Consequences – Finland Option Exchange and Grant of RSUs You will not be subject to tax as a result of the Option Exchange and the grant of the new RSUs. Vesting of RSUs Your new RSUs will vest over three years, with one-third of the new RSUs vesting on February 1, 2024, and the remaining RSUs vesting in equal quarterly installments over the two year period thereafter. You will be subject to income tax and social insurance contributions (if any) upon vesting of your new RSUs. The taxable amount will be the fair market value of the shares at vesting.

Tax Consequences – Finland Sale of Shares You will be subject to a capital gains tax of 30% (or 34% for capital gains together with other capital income exceeding EUR 30,000). You will be responsible for the payment of any capital gains tax liabilities arising from the sale or other disposition of your shares. Income Tax Withholding and Reporting Requirements Upon vesting of the RSUs, Playtika shall report the taxable income realized and make the statutory income tax withholdings. You are responsible to check that the taxable benefit resulting from the vesting or sale of the RSUs is reported in your tax return. Social Contributions The RSUs are subject to an employee health care contribution (1.50% in 2022) payable by you in connection with income taxes.

Germany

Tax Consequences – Germany Option Exchange and Grant of RSUs You likely will not be subject to tax as a result of the Option Exchange and the grant of the new RSUs. However, there is no clear guidance on the tax treatment of the Option Exchange in German law to date. Vesting of RSUs Generally, you will be subject to income tax at your individual tax rate and social insurance contributions upon vesting of your new RSUs. The taxable amount will be the fair market value of the shares at vesting, subject to certain exceptions. See Schedule F, Guide to Tax Issues in Germany in the “Offer to Exchange” document attached to the email you received from Shlomi Aizenberg, dated November 14, 2022, announcing the Option Exchange.

Tax Consequences – Germany 5 Withholding and Reporting Requirements Your employer will be required to report income and withhold the income tax, social insurance contributions, solidarity surcharge (an additional tax to fund public works projects) and (if applicable) church tax. You must report this income on your personal income tax return. Sale of Shares Subject to certain exceptions, you will be subject to a tax of 25% upon the sale of the shares, plus 5.5% solidarity surcharge and (if applicable) a church tax. Any gains you realize from the sale of shares is subject to an annual lump sum deduction. Exchange Control Information There is a required monthly report for any cross-border payment over €12,500 that is a cross-border transaction. However, the vesting of RSUs and related tax withholding is likely not a cross-border transaction for this purpose. If it were applicable, you would be responsible for reporting the transaction to the German Federal Bank within 5 days following the end of the month in which the transaction occurs.

Poland

Tax Consequences – Poland Option Exchange and Grant of RSUs You will not be subject to tax as a result of the Option Exchange and the grant of the new RSUs. Vesting of RSUs You will be subject to taxation at the time when the new RSUs vest. The taxable amount should be the fair market value of the shares on the date of vesting.

Tax Consequences – Poland Sale of Shares You will be subject to taxation at the time when you sell the shares. Tax will be calculated at the rate of 19%. The taxable amount is the sale price, decreased by the amount of income already taxed at the time of vesting (if any). In addition, solidarity duty (an additional tax to fund public works projects) may be due on the excess of your annual income, including income from sale of your shares, over PLN 1 million. Tax Payment and Reporting Requirements You will be responsible for reporting and payment of any tax liabilities arising from the vesting, sale or other disposition of your shares, as well as for reporting and payment of potential solidarity duty.

Romania

Tax Consequences – Romania Option Exchange and Grant of RSUs You will not be subject to tax as a result of the Option Exchange and the grant of the new RSUs. Vesting of RSUs Your new RSUs will vest over three years, with one-third of the new RSUs vesting on the first anniversary of the completion date of the offer, and the remaining RSUs vesting in equal quarterly installments over the two year period thereafter. The new RSUs should not be subject to taxation upon grant or vesting because they should benefit from the favorable tax treatment of stock option plan.

Tax Consequences – Romania Sale of Shares You will be subject to a capital gains tax of 10% on any gain realized upon sale of shares. The taxable gain is the difference between the sale price and the fiscal value of the shares (i.e. zero, as the shares are granted free of charge under a stock option plan). A health insurance contribution is also due upon a sale of the shares. For additional details, see Schedule I, Guide to Tax Issues in Romania in the “Offer to Exchange” document attached to the email you received from Shlomi Aizenberg, dated November 14, 2022, announcing the Option Exchange.

Tax Consequences – Romania Income Tax Withholding and Reporting Requirements It is your responsibility to compute, declare/report, and pay the income tax and health insurance contributions (if due), through the Single Tax Return, regarding income resulting from the sale of shares. Exchange Control Information You may have to provide the Romanian bank to which you transfer the proceeds from the sale of shares with appropriate documentation regarding the receipt of income.

Switzerland

Tax Consequences – Switzerland Option Exchange and Grant of RSUs You will not be subject to tax as a result of the Option Exchange and the grant of the new RSUs. Vesting of RSUs You will be subject to income tax and social insurance contributions when you vest in your new RSUs. The taxable amount will be the fair market value of the shares at vesting. Once your new RSUs vest, the fair market value of such shares will generally be subject to the net wealth tax at the cantonal and municipal levels.

Tax Consequences – Switzerland Sale of Shares Upon sale of the shares acquired upon vesting of the RSUs, you will not be subject to capital gains tax. Income Tax Withholding and Reporting Requirements If you are subject to ordinary tax assessment, you are responsible for attaching the certificate of salary (Lohnausweis) to your income and wealth tax return and for paying any tax resulting from the vesting of your RSUs. You must also declare your RSUs and the shares acquired at vesting in the statement on bank accounts and securities (Wertschriften-verzeichnis). If you are subject to taxation at source, depending on your annual income, you may have to file a tax return and pay additional tax (or receive a refund) when the tax administration computes the exact amount of tax due.

Ukraine

Tax Consequences – Ukraine Option Exchange and Grant of RSUs You will not be subject to tax as a result of the Option Exchange and the grant of the new RSUs. Vesting of RSUs You will be taxed upon the vesting of the RSUs at a rate of 19.5% (18% income tax and 1.5% military tax). The taxable amount will be the fair market value of the shares at vesting. Reporting Requirements You are obliged to report your taxable income from shares sold in the annual tax return.

Tax Consequences – Ukraine Sale of Shares Upon sale of the shares acquired upon vesting of the new RSUs, you will be subject to an additional 19.5% tax (18% income tax and 1.5% military tax) on gain (the sale price value minus cost basis). This may result in double taxation, because the full value of your shares was taxed on delivery, and such full value is not allowed as a cost basis for sale. You may pursue claiming the earlier paid 18% income tax as the cost basis for sale, but it is possible that the tax authorities would deny any cost basis for such shares. If the value of the sale of the shares equals or exceeds the equivalent of UAH 400k (~USD 11k) crediting such funds to your Ukrainian bank account will likely be subject to financial monitoring. Be ready to provide the relevant documentation. Non-employees: If you are a contractor and registered as an “individual entrepreneur”, consider crediting proceeds from the sale of shares to a personal bank account (rather than one connected with your contractor / entrepreneurship activities), otherwise Ukrainian tax authorities may challenge your “individual entrepreneur” simplified tax regime.

United Kingdom

Tax Consequences – United Kingdom Option Exchange and Grant of RSUs You will not be subject to tax as a result of the Option Exchange and the grant of the new RSUs. Vesting of RSUs You will be subject to income tax and employee national insurance contributions (“NICs”) when the new RSUs vest. The taxable amount will be the fair market value of the shares at vesting. Reporting Requirements You must report the income realized on your personal income tax return.

Tax Consequences – united kingdom Sale of Shares Upon the sale of the shares acquired at vesting of the new RSUs, you will be subject to capital gains tax if your total capital gain exceeds the annual exemption amount. If you are a higher or additional rate tax payer, you will be subject to tax at a flat rate of 20% (or 10% if you qualify for entrepreneurs relief). If you are a basic rate tax payer, the rate you pay depends on the size of the total capital gain and your taxable income. Taxable amount is the difference between the sale price and the fair market value of the shares at vest. Upon the sale of such shares, you may need to take into account the share-identification rules in calculating your capital gains tax liability. These rules are complex. Please consult your legal counsel, accountant, financial and / or tax advisor(s). You will be responsible for the payment of any capital gains tax liabilities arising from the sale or other disposition of your shares through His Majesty’s Revenue and Customs “self-assessment” system.

United States

Tax Consequences – United states Option Exchange and Grant of RSUs You will not be subject to tax as a result of the Option Exchange and the grant of the new RSUs. Vesting of RSUs You will recognize ordinary income when the new RSUs vest. The amount of ordinary income you will recognize will equal the fair market value of the shares on the date of vesting. Income and employment tax withholding applies to the fair market value of the shares on the date of vesting and must be collected by your employer at that time.

Tax Consequences – united states Sale of Shares You will be subject to taxation at the time when you sell the shares. Any gain or loss upon the sale generally will be treated as capital gain or loss and will be long-term or short-term depending on how long you hold the shares (i.e. shares held for more than 12 months are subject to long-term capital gain or loss). The gain or loss upon the sale will be equal to the amount by which the sale price per share exceeds (or is less than) the value per share at the time of vesting. Reporting Requirements Your employer will report the ordinary income recognized upon vesting of your RSUs. This amount will be reported on a Form W-2 if you are an employee or a Form 1099 if you are a non-employee.